Exhibit A

Ceragon Networks and IP Infusion Partner to Deliver
Industry’s First Radio-Aware Disaggregated Cell Site Router

Ceragon to launch IP-50FX – an open disaggregated networking platform for wireless transport and cell site routing to save costs and eliminate vendor lock-in

Richardson, Texas, and Santa Clara, California, December 7, 2021 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, and IP Infusion, a leading provider of network disaggregation solutions for telecom and data communications operators, announced today their partnership to deliver innovative solutions for the $4 billion wireless transport and the $2 billion cell-site routing markets. IP Infusion’s OcNOS® (open compute network operating system) will enable Ceragon to launch its IP-50FX, a platform through which the Company will offer a new family of open disaggregated wireless transport solutions and cell site routing solutions, starting as soon as next quarter.

An industry's first, the radio-aware disaggregated cell site router concept is realized by integrating OcNOS with Ceragon’s new TIP-compliant router hardware. A key advantage of this configuration is disaggregation, which allows different hardware and software elements to operate together. Thus, this solution is not only extremely cost-effective but also eliminates vendor lock-in, as operators can use any commercial off-the-shelf hardware with Ceragon’s Radio Aware Open Networking (RAON).

Through the strategic partnership, IP Infusion will provide Ceragon with a customized open-architecture OcNOS version with unique features that will enable Ceragon to build a highly differentiated and flexible solution to address the growing wireless transport and the cell-site routing markets. Ceragon will also be taking advantage of IP Infusion’s world-class maintenance and technical support.

Doron Arazi, CEO of Ceragon Networks: “Through this important partnership, we will be able to implement the open network concept as a key driver, helping operators to dramatically increase their operational efficiency with our RAON software layer, providing them far higher quality of experience to subscribers, and allowing them to achieve significantly faster time-to-market for new services and technologies. IP Infusion will supply the powerful network operating system to help us deliver new wireless transport routing hardware and software solutions, allowing our customers to easily enter and leverage the 5G era as well as opening up a new addressable market for us.”

Atsushi Ogata, President and CEO of IP Infusion: “We are excited to partner strategically with Ceragon to deliver cutting-edge innovation in the wireless transport and cell-site router markets. With our customized offering of feature-rich OcNOS, Ceragon can accelerate the introduction of disruptive solutions. The containerized and virtualized architecture of OcNOS, hands-on support, and ongoing development of features enable Ceragon to shorten their integration cycles and time to market.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. With a vision to create equal digital opportunities for all people around the world, we bring communication capabilities everywhere by delivering robust, fiber-like wireless connectivity. We help operators and other service providers to increase operational efficiency and enhance end-customers’ quality of experience with quick-to-deploy wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies, and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provide highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 140 countries. For more information please visit: www.ceragon.com

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

About IP Infusion

IP Infusion enables disaggregated networking solutions for carriers, service providers and data center operators. We provide network OS solutions for today’s networks to allow network operators to reduce network costs, increase flexibility, and to deploy new features and services quickly. IP Infusion is a solution provider of the OcNOS® and ZebOS® network operating systems to our more than 300 customers and is an integrator and customer service provider for DANOS-Vyatta edition and Commercial SONiC Distribution. IP Infusion is headquartered in Santa Clara, Calif., and is a wholly owned and independently operated subsidiary of ACCESS CO., LTD. Additional information can be found at http://www.ipinfusion.com.

Media Contact:

Ursula Herrick
Herrick Media
ursula@herrickmedia.com
408-202-0865

IP Infusion, ZebOS, and OcNOS are trademarks or registered trademarks of IP Infusion. ACCESS is registered trademarks or trademarks of ACCESS CO., LTD. in the United States, Japan and/or other countries. Northforge Innovations is a registered trademark of Northforge Innovations, Inc. All other trademarks, service marks, registered trademarks, or registered service marks mentioned are the property of their respective owners.

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the continued effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the uprise in shipping costs and decrease in shipping slots availability (which is partially associated to the COVID-19 effects) on the global markets and on the markets in which we operate, including price erosion, late deliveries and the risk of damages and orders cancellation created thereby; the continuing impact of components shortage due to the global shortage in semiconductors and chipsets, which could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry and the risk of damages and orders cancellation created thereby, as well as price erosion due to constant price increase, payment of expedite fees and inventory pre-ordering and procurement acceleration; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.